Exhibit 99.3

FITNESS CHAMPS HOLDINGS LIMITED

7030 Ang Mo Kio Street, Avenue 5, #04-48, Singapore

PROXY STATEMENT

General

This proxy statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by our Board of Directors for an Extraordinary general meeting of members (the “Meeting”) to be held at 10 a.m. Singapore Time on June 29, 2026 (10 p.m. Eastern Standard Time on June 28, 2026) or at any adjournment or postponement thereof. The Meeting will be held at 7030 Ang Mo Kio Street, Avenue 5, #04-48, Singapore.

We will send or make these proxy materials available to shareholders on or about June 15, 2026.

PURPOSE OF THE EXTRAORDINARY GENERAL MEETING

Proposal 1A:

Authorized Share Capital Increase:

to approve, as an ordinary resolution that the Company’s authorized share capital be increased from US$500,000 divided into (a) 177,777,777.78 Class A Ordinary Shares with a par value of US$0.00225 each, (b) 22,222,222.22 Class B Ordinary Shares with a par value of US$0.00225 each and (c) 22,222,222.22 Preferred Shares with a par value of US$0.00225 each to US$23,000,000 divided into (a) 10,177,777,777.78 Class A Ordinary Shares with a par value of US$0.00225 each, (b) 22,222,222.22 Class B Ordinary Shares with a par value of US$0.00225 each and (c) 22,222,222.22 Preferred Shares with a par value of US$0.00225 each (the “Share Capital Increase”).

Proposal 1B:

Amended and Restated Memorandum and Articles of Association:

to approve, as a special resolution that subject to and immediately following the Share Capital Increase being effected, the Amended and Restated Memorandum and Articles of Association of the Company as set forth in Annex A to the Notice of the Extraordinary General Meeting be adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company, to reflect the Share Capital Increase.

Proposal 2:

Share Consolidations:

(A)

to approve as an ordinary resolution that conditional upon the approval of the board of directors of the Company (the Board) in its sole discretion, with effect as of the date(s) the Board may determine (the Effective Date) and subject to such Effective Date being within one (1) calendar year after the date of passing these resolutions:

(i)	all the issued and outstanding and authorized and unissued shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times during a period of up to one calendar year after the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each a “Share Consolidation”) shall be at a ratio of no less than two-for-one (2:1) and no more than five hundred-for-one (500:1), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;
(ii)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and
(iii)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

(B)	to approve as an ordinary resolution that the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation(s) during a period of one (1) calendar year after the date of passing these resolutions; or (ii) elect not to implement any Share Consolidation during a period of one (1) calendar year after the date of passing these resolutions; and

(C)	to approve as an ordinary resolution that any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

Proposal 3: Further Amended and Restated Memorandum and Articles of Association to reflect the Share Consolidations to approve, as a special resolution that subject to and immediately following any Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

Proposal 4: Authorization of Directors and Officers

to approve, as an ordinary resolution that each of the directors and officers of the Company is authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Proposal 5: Adjournment

to approve, as an ordinary resolution that the Meeting be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Why did I receive these materials?

Our Members as of the close of business on June 9, 2026, which we refer to as the “Record Date”, are entitled to vote at our Extraordinary general meeting (the “Meeting”) of members (“Members”), which will be held on June 29, 2026. As a Member, you are invited to attend the Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Meeting, describes the proposals presented for Member action, and includes other information about the Company. The accompanying proxy card enables Members to vote on the matters without having to attend the Extraordinary Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy notice, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the ordinary shares, will be paid by the Company.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Company to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

How many votes do I have?

You will be entitled to one vote for each outstanding ordinary share of the Company you own as of the Record Date. As of the Record Date, there were 1,299,391 Class A Ordinary Shares and 19,351 Class B Ordinary Shares outstanding and eligible to vote, which Ordinary Shares outstanding reflects the share consolidation approved by shareholders at the extraordinary general meeting that took place on March 20, 2026, with a thirty (30)-to-one (1) consolidation ratio that was set and approved by our board of directors on March 24, 2026 (the “Second Share Consolidation”).

How many shares must be present or represented to conduct business at the Meeting?

At the Meeting, two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorized representative representing not less than one-third of all votes attaching to the total issued and paid up share capital of the Company in the Company throughout the meeting shall form a quorum for all purposes. Based on the 1,299,391 Class A Ordinary Shares (with one vote each) and 19,351 Class B Ordinary Shares (with 50 votes each) outstanding on the Record Date, the holders of our outstanding shares representing at least 755,647 votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld, and broker “non-votes” will be included in the calculation of the number of votes considered present at the Meeting. Abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker “non-vote” occurs when a broker holding Ordinary Shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my Ordinary Shares in person at the Meeting?

Ordinary Shares held in your name as the Member of record may be voted by you in person at the Meeting. Ordinary Shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the Ordinary Shares.

How can I vote my shares without attending the Meeting?

Whether you hold Ordinary Shares directly as the Member of record or beneficially in “street name,” you may direct how your Ordinary Shares are voted without attending the Meeting. If you are a Member of record (that is if your Ordinary Shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Meeting, you may complete and deliver your completed proxy card in accordance with the instructions printed thereon. If you hold Ordinary Shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Member of record, you may vote electronically through the Internet, by following the instructions included with your proxy card. If your Ordinary Shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee concerning voting electronically and the deadline for such voting. You may not vote by telephone.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Financial Controller at nyokeyee@fitnesschampsaquatics.com, or by signing a proxy card bearing a later date, or by attending the Meeting and voting in person.

For Ordinary Shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person. If you are a Member of record, the powers of the proxy holder will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by TranShare, 17755 US Hwy 19 N, Clearwater, FL 33764 (“TranShare”), our transfer agent, who will act as master tabulator; however, no representatives of TranShare will attend the Meeting. If you are a Member of record, your signed proxy card is returned directly to TranShare for tabulation. If you hold your Ordinary Shares in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to TranShare on behalf of its clients.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends:

FOR Proposal 1A:

Authorized Share Capital Increase:

(A)	An ordinary resolution that the Company’s authorized share capital be increased from US$500,000 divided into (a) 177,777,777.78 Class A Ordinary Shares with a par value of US$0.00225 each, (b) 22,222,222.22 Class B Ordinary Shares with a par value of US$0.00225 each and (c) 22,222,222.22 Preferred Shares with a par value of US$0.00225 each to US$23,000,000 divided into (a) 10,177,777,777.78 Class A Ordinary Shares with a par value of US$0.00225 each, (b) 22,222,222.22 Class B Ordinary Shares with a par value of US$0.00225 each and (c) 22,222,222.22 Preferred Shares with a par value of US$0.00225 each (the “Share Capital Increase”);.

FOR Proposal 1B:

Amended and Restated Memorandum and Articles of Association:

(B)	A special resolution that subject to and immediately following the Share Capital Increase being effected, the Amended and Restated Memorandum and Articles of Association of the Company as set forth in Annex A to the Notice of the Extraordinary General Meeting be adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company, to reflect the Share Capital Increase.

FOR Proposal 2:

Share Consolidations:

(A)

An ordinary resolution that conditional upon the approval of the board of directors of the Company (the Board) in its sole discretion, with effect as of the date(s) the Board may determine (the Effective Date) and subject to such Effective Date being within one (1) calendar year after the date of passing these resolutions:

(i)	all the issued and outstanding and authorized and unissued shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times during a period of up to one calendar year after the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each a “Share Consolidation”) shall be at a ratio of no less than two-for-one (2:1) and no more than five hundred-for-one (500:1), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;
(ii)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion.

(B)	An ordinary resolution that the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation(s) during a period of one (1) calendar year after the date of passing these resolutions; or (ii) elect not to implement any Share Consolidation during a period of one (1) calendar year after the date of passing these resolutions; and

(C)	An ordinary resolution that any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

FOR Proposal 3:

Further Amended and Restated Memorandum and Articles of Association to reflect the Share Consolidations

A special resolution that subject to and immediately following any Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

FOR Proposal 4:

Authorization of Directors and Officers

An ordinary resolution that each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

FOR Proposal 5:

Adjournment

An ordinary resolution to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Joyce Lee Jue Hui, our Chief Executive Officer and one of our Executive Directors, holds approximately 1.47% of FCHL. Ms. Lee has advised the Company that she intends to vote the 19,351 Class B Ordinary Shares (reflecting the Class B Ordinary Shares currently outstanding) representing approximately 1.47% of the outstanding Ordinary Shares and approximately 42.68% of the voting rights attached to all outstanding Ordinary Shares as of the Record Date in favor of the proposals above. In the event a minimum quorum (being two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorized representative representing not less than one-third of all votes attaching to the total issued and paid up share capital of the Company in the Company throughout the meeting) is present throughout the Meeting, the shares held of record by Ms. Lee and voted in favor of the above proposals will be sufficient to approve all the Proposals provided that she is holding at least two-thirds of votes cast by the members at the Meeting.

PROPOSAL 1A

SHARE CAPITAL INCREASE

Purpose of Share Capital Increase

The purpose of the Share Capital Increase is to provide the Company with additional authorized shares for future corporate purposes, including potential equity financings, acquisitions, employee incentive plans, and other general corporate purposes. The Share Capital Increase does not result in any immediate issuance of shares and does not dilute existing shareholders’ ownership.

The Share Capital Increase will create 10,000,000,000 additional Class A Ordinary Shares in the authorized share capital of the Company, but no additional Class B Ordinary Shares or Preferred Shares will be created, such that following the Share Capital Increase there will be a total of 10,177,777,777.78 Class A Ordinary Shares with a par value of US$0.00225 each, 22,222,222.22 Class B Ordinary Shares with a par value of US$0.00225 each, and 22,222,222.22 Preferred Shares with a par value US$0.00225 each.

The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares voting present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1A, THE SHARE CAPITAL INCREASE AND AMENDED AND RESTATED MEMORNADUM AND ARTICLES OF ASSOCIATION.

PROPOSAL 1B

AMENDED AND RESTATED MEMORNADUM AND ARTICLES OF ASSOCIATION

Purpose of Share Capital Increase

Subject to and immediately following the Share Capital Increase being effected, the Company shall adopt the Amended and Restated Memorandum and Articles of Association of the Company as set forth in Annex A to the Notice of the Extraordinary General Meeting be adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company, to reflect the Share Capital Increase.

The purpose of this proposal is to empower the Board to adopt the amended and restated memorandum and articles of association to reflect the Share Capital Increase, in the event proposal number 1A is approved.

The affirmative vote of a two-thirds majority of the votes of the holders of ordinary shares voting present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1B, AMENDED AND RESTATED MEMORNADUM AND ARTICLES OF ASSOCIATION

PROPOSAL 2

SHARE CONSOLIDATIONS

Purpose of Share Consolidation

The Company’s Class A Ordinary Shares are listed on The Nasdaq Capital Market under the trading symbol of “FCHL.” In order for the Class A Ordinary Shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). To enhance the Company’s ability to retain compliance with the Bid Price Rule, the Board believes that it is in the best interest of the Company and the shareholders to provide shareholders’ authorization to the Board to effect the Share Consolidations within the Range or not to pursue a Share Consolidation at all to be determined by the Board in its sole discretion within one year after the shareholders’ approval to provide such authorization to the Board.

The Board believes that the delisting of its shares from The Nasdaq Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of its shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

The Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to effectuate one or more share consolidations to increase the market price of the shares of the Company to meet the Bid Price Rule. As a result, the Board is soliciting shareholders’ approval of the authorization to the Board to effect one or more Share Consolidations within Range to be determined by the Board in its sole discretion within one year after the shareholders’ approval (and if the Board did not determine a ratio within such one-year period, the Share Consolidation would not proceed and will be abandoned), and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of shares of the Company to round up any fractions of shares of the Company issued to or registered in the name of such shareholders of the Company following or as a result of a Share Consolidation.

In evaluating whether or not to conduct a Share Consolidation, the Board will consider various negative factors associated with such corporate action. These factors include: the negative perception of a share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies and the Company that have been effected by share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from The Nasdaq Capital Market. The Board determined that continued listing on The Nasdaq Capital Market is in the best interest of the Company and its shareholders, and that the Share Consolidation is probably necessary to maintain the listing of the Company’s Class A Ordinary Shares on The Nasdaq Capital Market.

In addition, there can be no assurance that, after a Share Consolidation, the Company will be able to maintain the listing of the Class A Ordinary Shares of the Company on The Nasdaq Capital Market. The Nasdaq Capital Market maintains several other continued listing requirements currently applicable to the listing of the Class A Ordinary Shares of the Company. Shareholders should recognize that if a Share Consolidation is effected, they will own a smaller number of Class A Ordinary Shares of the Company than they currently own. While the Company expects that a Share Consolidation will result in an increase in the market price of the relevant shares of the Company, it may not increase the market price of the relevant shares of the Company in proportion to the reduction in the number of the Class A Ordinary Shares of the Company outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Class A Ordinary Shares of the Company declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Class A Ordinary Shares of the Company could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued if a Share Consolidation is effected. Upon approval of Proposal 2, the directors will be authorized to settle as they consider expedient any difficulty which arises in relation to such fractional shares, including but not limited to rounding up any fractions of shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of a Share Consolidation.

Effects of a Share Consolidation

Authorized Shares and Unissued Shares

At the time a Share Consolidation is effective, subject to the adoption of the Amended and Restated Memorandum and Articles of Association, our authorized shares will be consolidated at the ratio between one (1)-for-two (2) and one (1)-for-five hundred (500), accompanied by a corresponding increase in the par value of the shares of the Company, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding shares of the Company at the ratio between one (1)-for-two (2) and one (1)-for-five hundred (500), accompanied by a corresponding increase in the par value of the shares of the Company, with the exact ratio to be set at a whole number within this range, to be determined by the Board (and in the event that more than one Share Consolidation is implemented, the total cumulative ratio of all Share Consolidations approved hereunder shall not exceed one (1)-for-five hundred (500)),.

Each shareholder’s proportionate ownership of the issued and outstanding shares of the Company immediately following the effectiveness of a Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of a Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of the Class A Ordinary Shares of the Company being delivered upon such exercise, exchange or conversion, immediately following a Share Consolidation as was the case immediately preceding a Share Consolidation.

Procedure for Implementing a Share Consolidation

As soon as practicable after the effective date of a Share Consolidation if the Board determines to proceed with it, the Company’s shareholders will be notified that a Share Consolidation has been effected through filing with the SEC by the Company. The Company expects that its transfer agent, TranShare, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation shares in exchange for certificates representing post-consolidation shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares voting present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE SHARE CONSOLIDATION.

PROPOSAL 3

FURTHER AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION TO REFLECT THE SHARE CONSOLIDATIONS

Subject to and immediately following any Share Consolidation being effected, the Company shall adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

The purpose of this proposal is to empower the Board to adopt further amended and restated memorandum and articles of association to implement any and all Share Consolidations, in the event proposal number 2 is approved.

The affirmative vote of a two-thirds majority  of the votes of the holders of ordinary shares voting present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, FURTHER AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION TO REFLECT THE SHARE CONSOLIDATIONS.

PROPOSAL 4

AUTHORIZATION OF DIRECTORS AND OFFICERS

Proposal 4 is a general power and authority to be granted to directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions namely Proposals 1A, 1B, 2 and 3 as such director or officer, in his or her absolute discretion, thinks fit.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares voting present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, AUTHORIZATION OF directors and officers.

PROPOSAL 5

ADJOURNMENT

Proposal 4 is a general power and authority to be granted to directors of the Company to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares voting present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE AUTHORIZATION OF directors and officers.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Joyce Lee Jue Hui

Chief Executive Officer & Executive Director